Contact

www.linkedin.com/in/ken-
maclaughlin-29275a2a (LinkedIn)
www.facebook.com/KnivesForks
(Company)
knivesnforks.net (Company)

Top Skills

Film

Entertainment

Film Production

Certifications

Premiere Pro CC 2019 Essential
Training: The Basics

Ken MacLaughlin

Writer, Video Editor. Co-Manager of The B*tchy Waiter, Creator of
Shift Drinks Comedy, Contributor at Funny or Die.
Atlanta, Georgia, United States

Summary

I make films, mostly comedy, but if you don't laugh, I'll tell you it's
drama. Writer/editor/director/server. Run a successful comedy
channel about the service industry and have amassed over 50
million views.

Experience

Bitchy Waiter
Co-Manager
March 2018 - Present (7 years 2 months)

Create video and visual content. Growing fanbase from 550K to 850K and
counting. Produce countless viral posts and negotiate deals for sponsored and
branded content.

Responsible for digital strategy, audience building & targeting, and social
media analytics. Effectively apply methods in audience development while
delivering high engagement.

Funny Or Die
Contributing Writer
November 2013 - Present (11 years 6 months)

Write, produce, and direct original content that is often featured on Funny or
Die's website, facebook page, and youtube channel.

Shift Drinks Comedy
Creator/CEO, Head Writer and Editor
September 2017 - Present (7 years 8 months)
Atlanta, Georgia, United States

Manage a team of writers, editors, filmmakers and actors. Conduct weekly
writers meetings, organize and produce film shoots and edit original content.

Have released several viral videos and built a loyal fanbase of 12k fellow restaurant workers. Negotiate deals for branded and sponsored content.

Decent Humans Comedy
Co-Creator, Head Writer, Editor
August 2013 - December 2019 (6 years 5 months)
Greater Atlanta Area

Wrote, produced, starred-in and edited weekly content. Created over 100 short comedy films in just over three years. We were featured on Fox's Laughs on TV, Huffpost Comedy, Right This Minute, and FunnyorDie. Won several awards at comedy festivals across the country.

Highwire Comedy Co.
Teacher
October 2014 - August 2017 (2 years 11 months)
Atlanta, Georgia, United States

Head-Writer: Conducted weekly writer's meetings. Worked closely with show directors to achieve their vision while honoring writers' creative freedom. Helped staff writers develop ideas and perfect sketches.

Sketch Comedy Teacher: Taught the fundamentals of comedy writing to young writers -- helped them find their comedic voice and directed their directed their sketched during live graduation shows.

Sketchworks Industrial Strength Comedy
Contributing Writer, Teacher
September 2012 - June 2016 (3 years 10 months)
Atlanta, Georgia, United States

Contributing Writer: Wrote over a dozen comedy pieces that were featured as a main stage production.

Sketch Comedy Teacher: Taught the fundamentals of comedy writing to young writers.

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Education

University of Maryland
Bachelors, Communication · (2001 - 2005)